EXHIBIT 12

PRIMUS GUARANTY, LTD

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

DISTRIBUTIONS OF SUBSIDIARY

(In thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2008		2007	2006	2005	2004	2003
Earnings (loss):
Net earnings (loss)	$(670,078)		$(563,541)	$94,891	$4,083	$23,685	$78,471
Provision (benefit) for taxes	49		52	42	46	46	(172)
Distributions on preferred securities of subsidiary	1,805		7,568	5,683	3,865	2,138	1,854
Income (loss) from continuing operations before taxes (b)	(668,224)		(555,921)	100,616	7,994	25,869	80,153
Add:
Fixed charges	6,774		28,608	16,698	6,589	3,033	1,854
Subtract:
Distributions on preferred securities of subsidiary	(1,805)		(7,568)	(5,683)	(3,865)	(2,138)	(1,854)

Adjusted earnings (loss)	$(663,255)		$(534,881)	$111,631	$10,718	$26,764	$80,153

Fixed charges:
Interest expense	4,891		20,729	10,849	2,660	881	—
Amortization of capitalized debt issuance costs	78		311	166	64	14	—
Distributions on preferred securities of subsidiary	1,805		7,568	5,683	3,865	2,138	1,854
Total fixed charges and preferred distributions	$6,774		$28,608	$16,698	$6,589	$3,033	$1,854

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary	(97.91	) (c)	(18.70)	6.69	1.63	8.82	43.23

(b)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary.
(c)	Due to the loss for the three months ended March 31, 2008, the ratio coverage was less than 1:1. Additional earnings of $670.0 million would be needed to achieve the coverage ratio of 1:1.